

KeyBanc Industrial Conference

June 1, 2011

Franklin Electric

Financial Performance Summary - 2010

	2010	% +(-) Prior Year	
Sales	$713.8 M	+ 14%	(+ 12% organic)
Operating Income[1]	$73.7 M	+ 36%	
EPS[1]	$1.94	+ 50%	
LTM Return on Invested Capital[2]	16.6%	+ 510 BPS	
Net Debt	$12.4 M	- 81%	



[1] After non-GAAP adjustments including restructuring and legal settlement charges, and gains on foreign currency forward purchase contract and sale of land and building

[2] Operating income after non-GAAP adjustments / equity + net debt


Driltech

Financial Performance Summary

	1st Qtr 2011	% +(-) Prior Year
Sales	$185 M	+ 16%
Operating Income[1]	$17 M	+ 25%
EPS[1]	$0.46	+ 35%

[1] After non-GAAP adjustments including restructuring and legal settlement charges, and gains on foreign currency forward purchase contract and sale of land and building


Driltech

Financial Performance Summary

Outlook for 2nd Quarter

	% +(-) Prior Year	
Consolidated Operating Income (After non-GAAP adjustments)[1]	+ 8 to 12%	
Effective Tax Rate	- 500 BPS	(16% lower than prior year)

[1] After non-GAAP adjustments including restructuring and legal settlement charges, and gains on foreign currency forward purchase contract and sale of land and building



Strategic Objective

To be the world's leading supplier to two global distribution channels:

	Global Addressable Market:	LTM 1st Qtr. 2011 Sales:
• Groundwater and adjacent pumping systems	$5.2 B	$596 M
• Fueling systems	$1.0 B	$143 M

Global Market Leadership

Major Product Categories

	Franklin Market Share Rank
Water Systems	
Groundwater Pumping	#1 (Global)
Residential Wastewater Pumping	#2 (North & South America)
Fueling Systems	
Fuel Transfer Systems (Pumping & Containment)	#1 (Global)
Fuel & Vapor Management Systems	#2 (Global)



Water Systems Growth

Product Line Extensions and Geographic Expansion



Franklin Submersible Motor
1950s



Motors, Controls and Drives
1990s



Motors, Pumps, Drives and Controls
2004



Adjacent Pumping Systems
2006

→ Developing Regions

→ Pump share growth in US/Canada

→ Packaged systems



Growth in Developing Regions

Water Withdrawals by Region[1]

	km^3/year
US/Canada	700
Western Europe	400
Latin America	350
Eastern Europe[2]	200
Mideast/Africa	400
Asia Pacific	2,100
Total	4,150

74% in Developing Regions



[1] Source UNESCO and management estimates
[2] Russia, Ukraine, Belarus

Growth in Developing Regions

Water Withdrawals by Region[1]

	km^3/year	Growth Trend	% Withdrawals for Agriculture Use
US/Canada	700	Flat	40%
Western Europe	400	Flat	20%
Latin America	350	Growing	90%
Eastern Europe[2]	200	Growing	70%
Mideast/Africa	400	Growing	80%
Asia Pacific	2,100	Growing	90%
Total	4,150		



[1] Source UNESCO and management estimates
[2] Russia, Ukraine, Belarus

FRANKLIN ELECTRIC WATER SYSTEMS

Sales in Developing Regions[1]



10% Share of Addressable Market
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
$48M
$55M
$77M
$94M
$135M
$204M
$188M
$228M
2003
2004
2005
2006
2007
2008
2009
2010
Total Growth $180M
Acquisition Growth $64M
Organic Growth $116M
16%
% of Total Franklin Water Sales
40%

[1] Latin America, Asia/Pacific, Mideast, Africa, Eastern Europe

FRANKLIN ELECTRIC

Water Systems

Sales Growth by Region (Q1 2011)


% of Franklin Global Water Sales
Asia/ Pacific
+19%
MidEast/ Africa
+6%
US/Canada
+7%
Latin America
+19%
Europe
+3%



Sales in Developing Regions

IMPO Acquisition

- $28 M Sales
- Leader in Groundwater Pumps and Motors in Turkey
- Distribution in Turkey and Throughout Mid-East
- World Class Manufacturing Capability
- Low Cost Manufacturing Base on Door Step of Europe





Sales in Developing Regions

IMPO Acquisition

- $28 M Sales
- Leader in Groundwater Pumps and Motors in Turkey
- Distribution in Turkey and Throughout Mid-East
- World Class Manufacturing Capability
- Low Cost Manufacturing Base on Door Step of Europe










Driltech

Pump Share Growth in US/Canada

Objective:

Expand share of $1.2 B addressable market in the US/Canada

Strategy:

Use strong motor customer relationships to expand pump sales

Focus on the needs of the installing contractor:

- Product reliability
- Training and technical support
- Value for the dollar

Linares, Mexico Manufacturing Complex


Linares, Mexico Manufacturing Complex



"Best Manufacturing Plant in Mexico"

- Business Directive Initiatives Platinum Quality Award

"Best Manufacturing Plant in Mexico"

- Best Places to Work Institute

"Finalist"

- Industry Week Magazine Best Plants in North America

FRANKLIN ELECTRIC WATER SYSTEMS

Pump Share Growth in US/Canada

% Franklin Share - Residential Groundwater Pumps[1]
(4” Submersibles + Jets)
(Year of market entry to most recent quarter)


28-30%
30%
25%
20%
15%
10%
5%
0%
5-6%
2005
Q4 2010
Organic Share Growth

[1] Management estimates based on Trade Association data.



Pump Share Growth in US/Canada

% Franklin Share - Residential Wastewater Pumps[1]
(Sump, Sewage, Effluent, Utility ≤ 2 hp)
(Year of market entry to most recent quarter)


30%
25%
20%
15%
10%
5%
0%
13-14%
18-19%
2006
Q4 2010
Organic Share Growth

[1] Management estimates based on Trade Association data.

Extend Product Lines to Include More Packaged Systems

Franklin Motor

+

Brand "X" Pump

+

Brand "Y" Drive & Control

→ **Installation**



Extend Product Lines to Include More Packaged Systems

Franklin Prepackaged Motor, Pump, Drive & Control → **Installation**

Contractor benefit:

- Simplified installation
- Performance guarantee

Franklin benefit:

- More revenue per installation



Motor only
$100-200/unit



Motor & pump
$200-300/unit


SubDrive
CONSTANT PRESSURE PUMP SYSTEM

Motor, pump, electronic drive, ancillary equipment
$500-800/unit



Extend Product Lines to Include More Packaged Systems

Coal Seam Natural Gas:


METHANE TO PIPELINE
WATER
CEMENT
METAL (PIPE) CASING
Metal pipe with cement on outside isolates uphole formations from coal seam.
Perforations are made through the casing and cement, into the coal, so gas and water can flow into the well.
COAL SEAM
WATER PUMP
Water
Methane released from coal.




Driltech

Extend Product Lines to Include More Packaged Systems

Coal Seam Natural Gas – Franklin System:

(up to 1000 meters depth)

- Pump
- Motor
- Drive
- Telemetry
- Discharge head
- Ancillary equipment

} Significantly Lower Cost than Oil Field Pumping Systems



Extend Product Lines to Include More Packaged Systems

Solar Groundwater Pumping Systems:

- Franklin system:

  Pump
  Motor
  Inverter/Drive

  Annual Market Potential:
  ≈ $30-40 M per year

- Franklin value proposition:
  - Reliability & durability in the field
  - Efficiency (water per unit of sunlight)



Fueling Systems Growth

Product Line Extensions and Geographic Expansion



Franklin Submersible Motor
1960s



FE Petro Turbine Pump
1980s


MagVFC
FE PETRO

FE Petro Turbine and Drive
1990s



Adjacent Products
2000s

International Expansion:

→ Growing motor vehicle population

→ Installation of new technologies



Annual Sales of Cars & Light Trucks

	2000		2010		
North America	20 M	→	13.9 M		
China, India & Latin America	3 M	→	15.6 M	→	Up 5x

Source: Scotiabank Group Global Auto Report

Installation of New Technologies in International Markets

	US (175,000 stations)	Rest of World (500,000 stations)
Stations with pressure pumping technology	97%	23%
Stations with vapor recovery systems	60-80% (on board)	17%
Stations with fuel management systems	75%	36%



International Sales Growth


$100
$80
$60
$40
$20
$0
$70 M
PetroTechnik
$35 M
$17 M
2005
2010
Proforma for Petrotechnik acquisition

% of Franklin Fueling Sales:	22%	45%





KeyBanc Industrial Conference

June 1, 2011

Franklin Electric